                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _____________

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Smithfield Foods, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, $.50 par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  832248 10 8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             Robert W. Olson, Esq.
                 Vice President, General Counsel and Secretary
                      Chiquita Brands International, Inc.
                             250 East Fifth Street
                            Cincinnati, Ohio  45202
                                 (513) 784-8000
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               December 20, 1995
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  /   /.

Check the following box if a fee is being paid with this statement  / X /.

CUSIP NO. 832248 10 8            13D        Page      2      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Chiquita Brands International, Inc.
            04-1923360

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /  /
                                                                     (b)  /  /


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                              /  /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey corporation


                            7      SOLE VOTING POWER

        NUMBER OF                  1,094,273 - See Item 5
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    -0-
        REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON WITH
                                   1,094,273 - See Item 5

                           10      SHARED DISPOSITIVE POWER

                                      -0-

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 /   /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.2% - See Item 4

  14     TYPE OF REPORTING PERSON*
            CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page      3      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            American Financial Group, Inc.
            31-1422526

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   / X /
                                                                   (b)   /   /


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               /   /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio corporation


                            7      SOLE VOTING POWER

        NUMBER OF                  -0-
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    1,094,273 - See Item 5
        REPORTING
       PERSON WITH          9      SOLE DISPOSITIVE POWER

                                      -0-

                           10      SHARED DISPOSITIVE POWER

                                   1,094,273 - See Item 5

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 /   /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% - See Item 5

  14     TYPE OF REPORTING PERSON*
            HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page      4      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Carl H. Lindner


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / X /
                                                                    (b)   /   /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                          /   /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen


                            7      SOLE VOTING POWER

        NUMBER OF                  -0-
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    1,094,273 - See Item 5
        REPORTING
       PERSON WITH          9      SOLE DISPOSITIVE POWER

                                      -0-

                           10      SHARED DISPOSITIVE POWER

                                   1,094,273 - See Item 5

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                          /   /
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% - See Item 5

  14     TYPE OF REPORTING PERSON*
            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page      5      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Carl H. Lindner III


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / X /
                                                                    (b)   /   /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                /   /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen


                            7      SOLE VOTING POWER

        NUMBER OF                  -0-
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    1,094,273 - See Item 5
        REPORTING
       PERSON WITH          9      SOLE DISPOSITIVE POWER

                                      -0-

                           10      SHARED DISPOSITIVE POWER

                                   1,094,273 - See Item 5

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /   /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% - See Item 5

  14     TYPE OF REPORTING PERSON*
            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page      6      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            S. Craig Lindner


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / X /
                                                                    (b)   /   /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                /   /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen


                            7      SOLE VOTING POWER

        NUMBER OF                  -0-
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    1,094,273 - See Item 5
        REPORTING
       PERSON WITH          9      SOLE DISPOSITIVE POWER

                                      -0-

                           10      SHARED DISPOSITIVE POWER

                                   1,094,273 - See Item 5

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /   /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% - See Item 5

  14     TYPE OF REPORTING PERSON*
            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page      7      of __________ Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Keith E. Lindner


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / X /
                                                                    (b)   /   /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00 - See Item 4

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                /   /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen


                            7      SOLE VOTING POWER

        NUMBER OF                  -0-
          SHARES
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH                    1,094,273 - See Item 5
        REPORTING
       PERSON WITH          9      SOLE DISPOSITIVE POWER

                                      -0-

                           10      SHARED DISPOSITIVE POWER

                                   1,094,273 - See Item 5

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,094,273 - See Item 5

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                          /   /
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2% - See Item 5

  14     TYPE OF REPORTING PERSON*
            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                 This statement is filed by Chiquita Brands International, Inc. ("Chiquita") and, pursuant to an Agreement to file a joint statement, by American Financial Group, Inc. ("American Financial"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family") (Chiquita, American Financial and the Lindner Family are collectively referred to as the "Reporting Persons"), and relates to the common stock, $.50 par value per share ("Common Stock"), of Smithfield Foods, Inc. ("Smithfield"), a Delaware corporation with its principal executive office at 501 Church Street, Smithfield, Virginia 23431. As of December 31, 1995, the Lindner Family beneficially owned approximately 44% of the outstanding common stock of American Financial. American Financial, directly and indirectly through its subsidiaries, owns approximately 44% of the outstanding common stock of Chiquita. Through their ownership of American Financial common stock and their positions as directors and executive officers of American Financial and Chiquita, and American Financial's ownership of Chiquita common stock the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and Chiquita, and American Financial may be deemed to be a controlling person with respect to Chiquita.

ITEM 2.  IDENTITY AND BACKGROUND.

                 CHIQUITA BRANDS INTERNATIONAL, INC.

                 (a) - (c)        Chiquita is a New Jersey corporation.
                                  Chiquita's principal business address and the address of its principal office is 250 East
                                  Fifth Street, Cincinnati, Ohio 45202.
                                  Chiquita is a leading international marketer, processor and producer of bananas and other quality food products.

                 (d) During the last five years, Chiquita has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Chiquita has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Chiquita being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities sub-ject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)              Not applicable.

                 Information with respect to American Financial, the Lindner Family and the directors and executive officers of Chiquita and American Financial is set forth on Schedule 1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

                 See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

                 This Schedule 13D is filed by the Reporting Persons to report Chiquita's acquisition of 1,094,273 shares of Common Stock received by Chiquita from Smithfield as partial payment for Smithfield's purchase from Chiquita pursuant to a Stock Purchase Agreement dated December 20, 1995 between Smithfield and Chiquita (the "Stock Purchase Agreement") of all of the outstanding shares of capital stock of John Morrell & Co., the wholly owned subsidiary of Chiquita which comprised its Meat Division.

                 Pursuant to the Stock Purchase Agreement, for as long as Chiquita owns at least 5% of Smithfield's issued and outstanding common stock, Chiquita has the right to request, and Smithfield upon such request, has the obligation to take all reasonable good faith efforts as may be available to cause a representative nominated by Chiquita to be elected to Smithfield's Board of Directors. At the date of this filing, Chiquita has made no such request.

         Chiquita may sell some or all of the securities from time to time. Such sale could be in one or more public or private transactions.

        Pursuant to the Stock Purchase Agreement and the Registration Rights Agreement filed as an exhibit hereto, Chiquita was granted registration rights with respect to the Common Stock.

         Except as set forth above, none of the Reporting Persons nor any of Chiquita's or American Financial's subsidiaries has any plans or proposals which relate to or would result in any of the following events:

         (a) The acquisition by any person of additional securities of Smithfield, or the disposition of securities of Smithfield;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Smithfield or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Smithfield or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Smithfield, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Smithfield;

         (f) Any other material change in Smithfield's business or corporate structure;

         (g) Changes in Smithfield's Charter or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of Smithfield to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Smithfield becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a) - (b)

         Chiquita owns 1,094,273 shares (6.2%) of Common Stock. No other person named in Item 2 owns any Common Stock. Through the Lindner Family's ownership of American Financial common stock and their positions as directors and executive officers of American Financial and Chiquita, the Reporting Persons may be deemed to share the power to vote and dispose of all 1,094,273 shares of Common Stock owned by Chiquita.

         Each share of Common Stock, including the shares acquired by Chiquita being reported pursuant to this Schedule 13D, entitles the holder to certain stock purchase rights, contingent upon the occurrence of future events, as set forth in a Rights Agreement between Smithfield and First Union National Bank of North Carolina, dated as of May 8, 1991, as amended by Amendment No. 1 dated as of January 31, 1994 (the "Rights Agreement"), which is filed as an exhibit hereto and the terms of which are incorporated herein.

(c) Except as reported herein, none of the Reporting Persons nor any of Chiquita's or American Financial's subsidiaries has effected any transactions in equity securities of Smithfield during the past sixty days.

(d)      None

(e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Pursuant to the Stock Purchase Agreement, for as long as Chiquita owns at least 5% of Smithfield's issued and outstanding common stock, Chiquita has the right to request, and Smithfield upon such request, has the obligation to take all reasonable good faith efforts as may be available to cause a representative nominated by Chiquita to be elected to Smithfield's Board of Directors. At the date of this filing, Chiquita has made no such request.

                 In addition, pursuant to the Stock Purchase Agreement, for a period of five years from the closing of the acquisition transaction, Smithfield has agreed not to declare or pay any dividend, in cash or otherwise, or make any other distribution to its stockholders, redeem or repurchase any outstanding equity securities or take any other similar action if, after giving effect thereto, its consolidated net worth would be less than $150,000,000.

                 Pursuant to the Stock Purchase Agreement and the Registration Rights Agreement filed as an exhibit hereto, Chiquita was granted registration rights with respect to the Common Stock.

                 Chiquita is a party to the following agreements:

                 1. Stock Purchase Agreement dated December 20, 1995 between Smithfield and Chiquita.

                 2. Registration Rights Agreement between Chiquita and Smithfield, dated December 20, 1995 relating to the Common Stock issued pursuant to the Stock Purchase Agreement.

                 Other than as listed above, none of the Reporting Persons, nor any of Chiquita's or American Financial's respective subsidiaries, is party to any agreement with respect to any securities of Smithfield, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 7.1 Stock Purchase Agreement dated December 20, 1995 between Smithfield and Chiquita.*

                 7.2 Registration Rights Agreement dated December 20, 1995 between Chiquita and Smithfield relating to the Common Stock issued pursuant to the Stock Purchase Agreement.*

                 7.3      Agreement to file Joint Statement.*

                 7.4      Powers of Attorney.*

                 7.5 Rights Agreement between Smithfield and First Union National Bank of North Carolina, dated as of May 8, 1991, as amended by Amendment No. 1 dated as of January 31, 1994.**


__________________________________

      *Filed herewith.

     **Incorporated by reference from Exhibit 4.5 to the Annual Report on Form 10-K of Smithfield Foods, Inc. for the year ended May 1, 1994.

                 After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                             CHIQUITA BRANDS INTERNATIONAL, INC.


Dated:  January 2, 1996                      BY: /s/Robert W. Olson
                                                 -------------------------------
                                                 Robert W. Olson
                                             Its: Vice President, General
                                                  Counsel and Secretary


                                             AMERICAN FINANCIAL GROUP, INC.


                                             BY: /s/James C. Kennedy
                                                 -------------------------------
                                                 James C. Kennedy
                                             Its: Secretary


                                             /s/James C. Kennedy
                                             -----------------------------------

                                             James C. Kennedy, As Attorney-
                                             In-Fact for:

                                             Carl H. Lindner
                                             Carl H. Lindner III
                                             S. Craig Lindner
                                             Keith E. Lindner

                                 SCHEDULE 1
                                 ----------

         The following is information with respect to each person who is a director or executive officer of Chiquita and each person ultimately in control of Chiquita.

         American Financial is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities.

         Carl H. Lindner is Chairman of the Board and Chief Executive Officer of Chiquita. Mr. Lindner's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of American Financial.

         Carl H. Lindner, III's principal occupation is President of American Financial.

         Keith E. Lindner is a director and the President and Chief Operating Officer of Chiquita. He is also Vice Chairman of American Financial.

S. Craig Lindner is a director of Chiquita. Mr. Lindner's principal occupations are Vice Chairman of American Financial and President of American Annuity Group, Inc. ("AAG"), a subsidiary of American Financial. AAG, through its subsidiaries, is engaged in the sale of annuities and life insurance.

         The identity and background of the executive officers and directors of Chiquita (other than Carl H. Lindner, Keith E. Lindner and S. Craig Lindner, for whom such information is set forth above) are as follows:

         Fred J. Runk is a director and a Vice President of Chiquita. Mr. Runk's principal occupation is Senior Vice President and Treasurer of American Financial.

         Jean Head Sisco is a director of Chiquita. Her principal occupation is a Partner in Sisco Associates, management consultants. The business address of Mrs. Sisco is 2517 Massachusetts Avenue, N.W., Washington, D.C. 20008.

         William W. Verity is a director of Chiquita. Mr. Verity's principal occupation is Chairman and Chief Executive Officer of ENCOR Holdings, Inc. ("ENCOR"). ENCOR develops and manufactures plastic molded components and is a subsidiary of Leaver Corp., an investment holding company, of which Mr. Verity also serves as Chairman. The business address of Mr. Verity is 7752 Moller Road, Indianapolis, Indiana 46268.

         Oliver W. Waddell is a director of Chiquita. Mr. Waddell is the retired Chairman, President and Chief Executive Officer of Star Banc Corporation, a multi-state bank holding company. Mr. Waddell's business address is Star Bank Center, 425 Walnut Street, 9th Floor, Cincinnati, Ohio 45202.

         Ronald F. Walker is a director of Chiquita. Mr. Walker's principal occupation is Vice Chairman of Great American Insurance Company, a subsidiary of American Financial.

         Robert F. Kistinger is Senior Executive Vice President of Chiquita's Chiquita Banana Group.

         Thomas E. Mischell is a Vice President of Chiquita. Mr. Mischell's principal occupation is Senior Vice President - Taxes of American Financial.

         Robert W. Olson is Vice President, General Counsel and Secretary of Chiquita.

         Jos P. Stalenhoef is the President of Chiquita Banana
Company-North America, a wholly-owned subsidiary of Chiquita Brands, Inc.

         William A. Tsacalis is Vice President and Controller of Chiquita.

         Stephen G. Warshaw is Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Chiquita.

         The identity and background of the executive officers and directors of American Financial (other than the Lindner Family, Fred J. Runk and Thomas E. Mischell for whom such information is set forth above) are as follows:

         Theodore H. Emmerich is a director of American Financial. He is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

         James E. Evans' principal occupation is Senior Vice President and General Counsel of American Financial. He is also a director of American Financial.

         Thomas M. Hunt is a director of American Financial. His principal occupation is President of Hunt Petroleum Corporation, an oil and gas production company. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

         Alfred W. Martinelli is a director of American Financial. His principal occupation is Chairman and Chief Executive Officer of Buckeye Management Company, a subsidiary of American Financial engaged in pipeline transportation of refined petroleum products. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

         William Martin is a director of American Financial. His principal occupation is Chairman of the Board of MB Computing, Inc., a privately held computer software development company. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

         Neil M. Hahl's principal occupation is a Senior Vice President of American Financial.

         The business address for American Financial Group, Inc., Carl H. Lindner, Carl H. Lindner, III, S. Craig Lindner, Neil M. Hahl, Ronald F. Walker, Theodore H. Emmerich, James E. Evans, Thomas E. Mischell and Fred J. Runk is One East Fourth Street, Cincinnati, Ohio 45202. The business address for Keith E. Lindner, Robert F. Kistinger, Robert W. Olson, Joseph P. Stalenhoef, William A. Tsacalis and Stephen G. Warshaw is 250 East Fifth Street, Cincinnati, Ohio 45202.

         None of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the persons listed above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the persons listed above is a United States citizen.

                                EXHIBIT INDEX
                                -------------

Exhibit No.                     Description of Exhibit
-----------                     ----------------------

7.1                             Stock Purchase Agreement dated
                                December 20, 1995 between Smithfield
                                Foods, Inc. and Chiquita Brands
                                International, Inc.

7.2 Registration Rights Agreement dated December 20, 1995 between Smithfield Foods, Inc. and Chiquita Brands International, Inc. relating to the Common Stock issued pursuant to the Stock Purchase Agreement

7.3                             Agreement to file Joint Statement

7.4                             Powers of Attorney

7.5 Rights Agreement between Smithfield and First Union National Bank of North Carolina, dated as of May 8, 1991, as amended by Amendment No. 1 dated as of January 31, 1994.*


*Incorporated by reference.


323036.3